


SEC MAIL PROCESSING
RECEIVED
JUL 0 1 2002
WASH. D.C. 164 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For year ended December 31, 2001

Commission File No. 1-442

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES

THE BOEING COMPANY
100 N. Riverside Plaza
Chicago, Illinois 60606-1596

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES

By 

Scott M. Buchanan
Director, Employee Benefits Operations

Date: JUN 28 2002

1

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES

FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2001, AND THE
PERIOD FROM OCTOBER 6, 2000 (inception) TO
DECEMBER 31, 2000, SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2001, AND
INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 4500
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Seattle, Washington 98104-5044

Tel: (206) 292-1800
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Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Employee Benefit Plans Committee and Members
The Boeing Company
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001, and the period from October 6, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, and the period from October 6, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



June 24, 2002

Deloitte
Touche
Tohmatsu

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN
FOR BARGAINED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value:		
Interest in Master Trust	$11,038,230	$2,422,078
Loans to Members	462,506	19,600
Total investments	11,500,736	2,441,678
Receivables:		
Employer contributions	111,845	44,586
Member contributions	170,641	109,355
Total receivables	282,486	153,941
NET ASSETS AVAILABLE FOR BENEFITS	$11,783,222	$2,595,619

See notes to financial statements.

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001, AND PERIOD FROM
OCTOBER 6, 2000 (inception) TO DECEMBER 31, 2000

	2001	2000
ADDITIONS:		
Investment income (loss):		
Interest in Master Trust	$ (617,491)	$ (40,295)
Income from loans	13,872	
Contributions:		
Employer	2,582,776	657,049
Member	7,550,897	1,980,102
Total additions	9,530,054	2,596,856
DEDUCTIONS:		
Benefits and withdrawals	342,451	1,237
NET ADDITIONS	9,187,603	2,595,619
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of period	2,595,619	
End of period	$11,783,222	$2,595,619

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See notes to financial statements.

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001, AND PERIOD FROM OCTOBER 6, 2000 (inception) TO DECEMBER 31, 2000

NOTE 1: DESCRIPTION OF PLAN

The following description of the Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees (the Plan) provides only general information. Eligible participants as defined by the Plan (Members) should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution profit sharing plan designed to encourage eligible employees to and assist them with adopting a program of investment. Both salaried and hourly bargained employees of the following companies (collectively, the Company) are eligible to participate in the Plan on the first day of employment:

- Boeing Satellite Systems, Inc. (BSS)
- Boeing Satellite Systems International, Inc. (BSSI)
- Boeing Space Systems International Company (BSSIC)
- Boeing Electron Dynamic Devices, Inc. (BEDD)
- Boeing Space Systems International Service Company, Inc. (BSSISC)
- Spectrolab, Inc. (SPC)

The Plan was amended to change the name of Electronic Dynamic Designs, Inc. to BEDD to be retroactively effective as of October 6, 2000.

The Plan became effective on October 6, 2000, which was the closing date of The Boeing Company's acquisition of Hughes Space and Communications Company; Hughes Electron Dynamics, Inc.; Spectrolab, Inc.; and any associated subsidiary that The Boeing Company acquired at the same time.

Contribution elections (including pretax and aftertax contribution percentages) of members actively participating in the Hughes Bargaining Employees Thrift and Savings Plan and employed by a participating company on the Plan's effective date automatically transferred to the Plan. Members may change their election at any time. There were no associated asset transfers into the Plan as employees retained accounts in their former plan.

The assets of the Plan are held in the Boeing Satellite Systems Savings Plans Master Trust (the Master Trust). Fidelity Management Trust Company serves as trustee for the Master Trust.

Contributions: Eligible employees may elect to contribute, subject to statutory limitations, between 1% and 15% of their compensation. Contributions may be made to any of 24 investment funds, as directed by the Members. The funds are valued daily, and Members may elect to change their contribution percentages and allocation of contributions to the funds at any time. The change will become effective the next pay period after the request is received or as soon as administratively possible. The Plan allows employees to contribute to the Plan from pretax compensation, aftertax compensation, or a combination of both.

The Company matches 100% of the first 4% of total contributions for the pay period.

Vesting: Member contributions, both pretax and aftertax, and rollover contributions are immediately vested. Employer matching contributions are fully vested after five years.

Members who were employed by Hughes Space and Communications Company, Hughes Electron Dynamics, Inc., or Spectrolab, Inc. (or any associated subsidiary that The Boeing Company acquired at the same time) or who were on layoff from one of these companies on the closing date and subsequently became employed by the Company will have their service count for vesting purposes under the Plan. For further individual vesting policies refer to the Plan document.

Members' accounts: Each Member's account is credited with the Member's contribution and allocations of (a) the Company's contribution and (b) Plan earnings (loss) and charged with an allocation of administrative expenses. The Plan Members, as provided by the Plan document, pay a portion of the Plan's expenses. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Withdrawals: Members may elect to withdraw all or a portion of their aftertax contributions and vested employer matching account (not including earnings) once every 26 weeks while working for the Company or a Member of The Boeing Company control group as defined in the Plan document. After age 59½, Members can withdraw all or a portion of their aftertax, rollover, pretax, or vested employer matching contributions once every 26 weeks while working for the Company or a member of The Boeing Company control group.

Withdrawals are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, Member and employer matching contributions will continue the same as before the withdrawal.

Loans: Members are permitted to borrow 50% of the total vested value of their accounts, up to a maximum of $50,000, and may have three loans outstanding at any time. Some loans may be limited in accordance with Plan provisions. The interest rate on new loans is 1% plus prime as published in the eastern edition of *The Wall Street Journal* on the last business day of the calendar month immediately preceding the date of the loan.

Loan repayment is made through regular payroll deductions over a period of up to 48 months. A Member who is not on the active payroll of the Company shall make monthly payments to the Plan administrator on a loan repayment schedule. If a Member's employment terminates for any reason and the loan balances are not paid in full by the Member within 90 days of termination, the loan balances will be cancelled and become taxable income to the Member. Members' loans balances are valued at cost, which approximates fair value.

The Plan had no interest income from loans for the period from October 6, 2000 (inception) to December 31, 2000.

Benefit payments: On termination of employment or disability as defined by the Plan document, a Member may elect to receive his or her vested account balance in (a) one lump-sum payment, (b) a deferred lump-sum payment, (c) two to 10 annual installment payments (but not beyond life expectancy) under certain circumstances, or (d) deferred installments. The Member may also elect to receive a distribution from his or her Boeing Stock Fund in cash or in the form of shares of common stock of The Boeing Company, specifying the number of shares to be paid with each installment. The value of any fractional shares will be paid in cash. On termination of employment due to death, the Member's spouse or beneficiary will receive the vested account balance as a lump-sum amount or may choose to defer distribution. Upon death, disability, layoff, month preceding 65th birthday, or entrance into military service, employer matching contributions are fully vested.

Investment options: Upon enrollment in the Plan, Members may direct their and employer matching contributions to any of the 24 investment options in the Master Trust.

Termination: In the event of termination of the Plan, employer matching contributions become fully vested, and both Member and Company contributions, including any income earned, will be distributed to the Members.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of investments: For the year ended December 31, 2001, and the period from October 6, 2000 (inception) to December 31, 2000, investments in the Master Trust are valued as follows:

a) Shares in mutual funds are valued at quoted market prices, which represent the net asset value as of the last trading day of the year.

b) Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer by dividing the quoted fair values of the year-end total net assets by the outstanding units.

c) Company stock is valued at the closing price as of the last trading day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the Plan year or the purchase date in the current year and either the sales price or year-end fair value.

Benefits and withdrawals: Benefits and withdrawals are recorded when paid.

Forfeitures: Any portion of the balance in a Member's Company account that was not vested is forfeited and applied to reduce the amount of Company contributions otherwise payable to the same investment fund or funds in which the cancellation occurred. However, if the former Member is reemployed by the Company, the full amount of distribution received upon termination may be repaid to the Plan on or before the earlier of the end of the fifth anniversary of the reemployment date, or the date the former Member completes five consecutive one-year breaks in service. The Company will then restore to the Member the nonvested portion previously forfeited. The amounts forfeited and applied to reduce Company contributions was $929 and $-0- for the year ended December 31, 2001, and the period from October 6, 2000 (inception) to December 31, 2000, respectively.

Expenses: Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level except for those expenses the Company is required by law or chooses to pay.

NOTE 3: MASTER TRUST

The Master Trust is composed of 24 funds and holds assets for the Plan and the Boeing Satellite Systems Voluntary Savings Plan. The assets are invested and managed jointly and then allocated between the two plans. The allocation of net assets available for benefits is based on the respective number of units held by the plans' members as of plan year end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the plans' members as of that day's end.

The Plan's interest in the Master Trust is $11,038,230 and $2,422,078, representing 10% and 12% of the Master Trust's net assets at December 31, 2001 and 2000, respectively.

The following table presents the fair value of investments for the Master Trust at December 31, 2001 and 2000:

	2001	2000
Investments at fair value:		
Common/collective trusts	$ 45,195,052	$ 9,324,239
Registered investment companies	58,810,728	10,289,189
Boeing common stock	7,562,100	588,710
Total Master Trust investment	$ 111,567,880	$ 20,202,138

Investment income (loss) for the Master Trust for the year ended December 31, 2001, and the period from October 6, 2000 (inception) to December 31, 2000, is as follows:

	2001	2000
Depreciation of investments:		
Common/collective trusts	$ (1,269,728)	$ (87,454)
Registered investment companies	(3,239,645)	(472,233)
Boeing common stock	(1,768,502)	(2,493)
Net depreciation of investments	(6,277,875)	(562,180)
Dividend income	1,760,147	364,454
Total Master Trust investment loss	$ (4,517,728)	$ (197,726)

NOTE 4: SIGNIFICANT INVESTMENTS

At December 31, 2001, the Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits.

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NOTE 5: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan's financial statements.

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Security name	Market value
Interest in Master Trust	$ 11,038,230
Loan to Members	462,506
Total	$ 11,500,736

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-47450 of The Boeing Company on Form S-8 of our report dated June 24, 2002, appearing in the Annual Report on Form 11-K of Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 26, 2002